VIA EDGAR

October 8, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jessica Dickerson

Re:	ProQR Therapeutics N.V. Acceleration Request for Registration Statement on Form F-3 File No. 333-282419

Dear Jessica Dickerson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), ProQR Therapeutics N.V. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to October 10, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Adam V. Johnson at (212) 459-7072. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Adam V. Johnson, by email to AdamJohnson@goodwinlaw.com.

If you have any questions regarding this request, please contact Adam V. Johnson of Goodwin Procter LLP at (212) 459-7072.

Sincerely,

pROQR thERAPEUTICS N.V.

/s/ René Beukema
René Beukema
Chief Corporate Development Officer and General Counsel

cc:	Jurriaan Dekkers, ProQR Therapeutics N.V.
Mitchell S. Bloom, Goodwin Procter LLP
Adam V. Johnson, Goodwin Procter LLP